FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice dated April 2, 2020

Item 1

Banco Santander, S.A. (the “Bank” or “Santander”), in accordance with the provisions of the Spanish capital markets regulations, announces the following:

OTHER RELEVANT INFORMATION

In connection with the inside information disclosure sent today to the Spanish National Securities Commission, and the Santander board of directors’ resolution to withdraw the proposal under point Two (Application of 2019 results) from the agenda of the ordinary general shareholders meeting of the Bank that will be held tomorrow 3 April 2020 on second call, the Bank hereby announces that it has received a communication from the auditor of the Bank and its Group in which it is confirmed that the auditor would have not changed its audit opinion if it had known of the aforementioned resolution of the board of directors, on the date on which the audit reports were signed.

This document is available on the corporate website (www.santander.com)

Boadilla del Monte (Madrid), 2 April 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 3, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer